Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                        Chrysler Center, 666 Third Avenue
                            New York, New York 10017

Jeffrey P. Schultz                                              212 935 3000
                                                                212 983 3115 fax

Direct dial  212 692 6732
jschultz@mintz.com

                                                                   July 27, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:      Platinum Energy Resources, Inc.
         Registration Statement on Form S-1
         Filed on June 10, 2005
         File No. 333-125687


Ladies and Gentlemen:

      On behalf of Platinum Energy Resources, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 1 to the Company's Registration Statement on Form S-1 (the "Amendment"), as initially filed with the Commission on June 10, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Thomas Kluck of the Commission.

      Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated July 13, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies' filed on if applicable the date of effectiveness and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

      Response: None of the Company's officers, directors or affiliates have been involved in any blank check offerings underwritten on a firm commitment basis.

Platinum Energy Resources, Inc.
Page 2 of 13

      The Company's law firm, Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. ("Mintz Levin"), represents or has represented a party in the following blank check firm commitment offerings, two of which have become effective to date:

                                                    Securities Act                   Current                      Status of
    Name of            Lead            Party         Form and File    Effective     Status of      Amount in      Business
   Company          Underwriter     Represented         Number           Date        Offering        Trust       Combination
   -------          -----------     -----------         ------           ----        --------        -----       -----------
  Services         Broadband          Company         Form S-1          6/29/05    Closed and      $109,800,000       N/A
  Acquisition      Capital LLC                        (File No.                    trading on
  Corp.                                               333-122812)                  AMEX
  International

  Fortress         Sunrise            Sunrise         Form S-1          7/13/05    Closed and      $37,660,000        N/A
  America          Securities Corp.                   (File No.                    trading on
  Acquisition                                         333-123504)                  OTCBB
  Corporation

  Star Maritime    Maxim Group LLC    Maxim           Form S-1            N/A      In                  N/A            N/A
  Acquisition                                         (File No.                    Registration
  Corporation                                         333-125662)

  Key              Maxim Group LLC    Company         Form S-1            N/A      In                  N/A            N/A
  Hospitality                                         (File No.                    Registration
  Acquisition                                         333-125009)
  Corporation


      Mintz Levin currently represents several other companies that are seeking to register blank check firm commitment offerings but no registration statements have been filed yet with respect thereto. Due to our professional responsibilities, including confidentiality obligations, we respectfully decline to disclose the names of entities currently seeking to register blank check underwritten offerings.

      Casimir Capital L.P. has not participated in any other blank check firm commitment offerings.



2. Provide disclosure with respect to the redemption rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the redemption right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their redemption rights due to the fact that the amount available to such stockholders (approximately $7.32 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.01 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the redemption price of approximately $7.32 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

Platinum Energy Resources, Inc.
Page 3 of 13

      Response: In response to this comment, each of the Company's existing stockholders has agreed to waive his right to exercise conversion rights with respect to any shares of the Company's common stock owned by such existing stockholder, directly or indirectly, and agrees that he will not seek conversion with respect to such shares in connection with any vote to approve a business combination. We have added disclosure on pages 4 and 27 of the Amendment to reflect such agreement.

3. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers and directors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.

      Response: In response to this comment, please note that such disclosure has already been provided in the Summary of the Offering on page 3 of the Amendment. Such disclosure states the following: "There will be no fees, reimbursements or cash payments made to our existing stockholders and/or officers and directors other than: the repayment of a $175,000 loan with 4% interest made by Mark Nordlicht, our chairman of the board, to cover offering expenses; payment of up to $7,500 per month to an affiliate of Mr. Nordlicht for office space and administrative services; and reimbursement for any expenses incident to the offering and finding a suitable business combination." We have made such disclosure as a new paragraph next to the heading "Limited Payments to Insiders" to make it more prominent to the investor.

4. Prior to the effectiveness of the company's registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

      Response: We note the Staff's comment and will comply with the Staff's request.

5. Prior to effectiveness, please include an update with respect to those states in which the offering will be conducted.

      Response: We note the Staff's comment and will comply with the Staff's request if the securities are not approved for listing by the American Stock Exchange.

6. Discuss in an appropriate place the company's expectation as to whether the current management will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company's management will be able to maintain its position with the company post-business combination.

      Response: In response to this comment, we respectfully submit that such disclosure has already been included in the risk factor on page 8 of the Amendment under the heading "It is likely that some of our current officers and directors will resign upon consummation of a business combination and we will have only a limited ability to evaluate the management of the target business." We have added similar disclosure on page 26 of the Amendment.

Platinum Energy Resources, Inc.
Page 4 of 13

Prospectus Cover Page

7. Limit the outside front cover page to one EDGAR page and only include the information required pursuant to Item 501 of Regulation S-K.

      Response: In response to this comment, we have included only the information required pursuant to Item 501 of Regulation S-K and limited the outside front cover page to one EDGAR page.

Prospectus Summary, page 1

8. Please disclose whether the company will only consider entering into a business combination with U.S. companies.

      Response: In response to this comment, we have disclosed on pages 1 and 23 of the Amendment that the Company will consider entering into a business combination with U.S. or international operating businesses.

9. In the summary section and the business section, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. We note the following:

      o "Attractive valuations. We believe there are a number of potential target businesses in a variety of sectors of the oil and gas E&P industry currently available at valuations that are not reflective of their full productive potential . . ."

      o "Lagging investment. Investment by the oil and gas E&P industry in developing additional productive capacity has lagged growth in global demand for energy . . ."

Platinum Energy Resources, Inc.
Page 5 of 13

      o "Strong economic growth. We believe that world demand for energy has increased in recent years as result of accelerated economic growth . . ."

      If you cannot provide us with adequate support for the assertions, you should delete them.

      Response: We supplementally submit to the Staff the following support for the assertions set forth in the Staff's comment:

      o "Attractive valuations. We believe there are a number of potential target businesses in a variety of sectors of the oil and gas E&P industry currently available at valuations that are not reflective of their full productive potential . . ." (Source: John S. Herold Analyst Report: "Which Upstream Strategy Delivers Superior Returns" by Arthur L. Smith, Chairman and CEO, dated April 14, 2005. Available on the Internet at http://www.herold.com/docs/AP050415.pdf)

      o "Lagging investment. Investment by the oil and gas E&P industry in developing additional productive capacity has lagged growth in global demand for energy . . ." (Source: Excerpt from April 18, 2005 luncheon presentation by Jeffrey R. Currie of Goldman Sachs to the Independent Petroleum Association of America (IPAA). Available on the Internet at http://www.ipaa.org/press/ppt/2005OGIS/Jeff_Currie_MondayLunch.pps)

      o "Strong economic growth. We believe that world demand for energy has increased in recent years as result of accelerated economic growth . . ." (Source: 2005 World Factbook published by the U.S. Central Intelligence Agency)

      In addition, we have revised the disclosure on pages 1 and 23 of the Amendment to summarize the support for such assertions.

10. At the bottom of page three, we note the disclosure that "[t]here will be no fees, reimbursements or cash payments to our existing stockholders and/or officers and directors other than: . . .Reimbursement for any expenses incident to the offering and finding a suitable business combination." In the "Use of Proceeds" section, please specifically describe these reimbursements and whether or not payments will come solely from funds not held in trust.

      Response: In response to this comment, we have added disclosure in the "Use of Proceeds" section on page 18 of the Amendment that specifically describes some of these possible reimbursements and that such payments will come from funds not held in trust and to the extent such expenses exceed the available proceeds not deposited in the trust fund, such out-of-pocket expenses would not be reimbursed by the Company unless it consummated a business combination.

11. Clarify that the "Current Report on Form 8-K . . ." will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

      Response: In response to this comment, we have added disclosure on page 2 of the Amendment that the Current Report on Form 8-K will be filed with the Securities and Exchange Commission and that although the Company will not distribute copies of the Current Report on Form 8-K to individual unit holders, the Current Report on Form 8-K will be available on the web site of the Securities and Exchange Commission after its filing.

12. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

      Response: In response to this comment, we have added disclosure on pages 4 and 27 of the Amendment to state that voting against the business combination alone will not result in conversion of a stockholder's shares into a pro rata share of the trust fund. Such stockholder must have also exercised its conversion rights.

13. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Casimir Capital L.P. as a result of the exercise of the Underwriters' option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether Casimir Capital has the right to consent before the company can exercise its redemption right and if so, discuss the conflicts of interest that result from such right.

      Response: We have added disclosure on pages 2 and 39 of the Amendment to clarify that the redemption of the warrants would include any warrants issued upon exercise of the unit purchase option and that the Company does not need the consent of Casimir Capital L.P. in order to redeem the outstanding warrants.

Platinum Energy Resources, Inc.
Page 6 of 13

Risk Factors, page 7

14. The fourteenth risk factor appears to duplicate the fourth and the 32nd appears to duplicate the 30th. Please consolidate or delete them.

      Response: In response to this comment, we have consolidated certain information from the fourteenth risk factor and included it in the fourth risk factor as such information relates to the structure of the Company which is similar to other blank check companies. We believe that the fourteenth risk factor discusses the material risk of competition with other entities with greater financial resources than the Company which is distinct from the fourth risk factor which relates to competition posed by blank check companies structured similarly to the Company that are seeking to consummate a business combination. In addition, in response to this comment, we have deleted the 32nd risk factor.

15. The sixteenth, 22nd, 27th and 31st risk factors do not, in our view, appear to represent material risks and should be deleted.

      Response: In response to this comment, we have deleted the 22nd, 27th and 31st risk factors. However, we believe that the 16th risk factor is a material risk and, consequently, we have not deleted it.

16.   The nature of the risk in the 26th is not clear.

      Response: In response to this comment, we have added disclosure on page 13 of the Amendment to clarify that the Company may not be able to offer its securities in a particular state if the state securities administrator for such state chooses to disallow the offering.

Risks related to the oil and gas E&P industry,  page 14

17. If applicable, please include risk factors discussing possible risks of acquiring a foreign company. These risks may include exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.

      Response: In response to this comment, we have added risk factors on pages 15-16 of the Amendment with respect to possible risks of acquiring a foreign company.

Use of Proceeds, page 17

18. We note that the company states that "[t]he proceeds held in the trust fund may be used as consideration to pay the sellers of a target business . . .Any amounts not paid as consideration to the sellers of the target business maybe used to finance operations of the target business," Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the second to last paragraph on page 21 in the MD&A section.

      Response: In response to this comment, we have added disclosure on pages 17 and 21 of the Amendment that states that while it is difficult to determine what the specific operating expenses of a target business may entail, the Company expects that they may include some or all of the following: capital expenditures, expenditures for future projects, general ongoing expenses including overhead and payroll, expanding markets and strategic acquisitions or alliances.

Platinum Energy Resources, Inc.
Page 7 of 13

19. We note that you have allocated $100,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

      Response: In response to this comment, we have revised the disclosure on page 18 of the Amendment to state that the Company expects that due diligence of prospective target businesses will be performed by some or all of the Company's officers or directors and may include engaging market research firms and/or third party consultants. The Company's officers and directors will not receive any compensation for their due diligence of prospective target businesses, but would be reimbursed for any out-of-pocket expenses, such as travel expenses, incurred in connection with such due diligence activities.

20. On page 18, we note the statement that "[n]o compensation of any kind . . .will be paid to any of our existing stockholders." Please reconcile this statement with the disclosure that "existing stockholders will receive reimbursement for . . .performing due diligence." Also, please explain whether the $100,000 allocated to due diligence in the table would be used to pay existing stockholders for their performance of due diligence. Please clarify which line items in the use of proceeds table that the reimbursements will be paid from.

      Response: In response to this comment, we have added disclosure on page 18 of the Amendment to reconcile the statement with the noted disclosure. In addition, we have clarified the disclosure to state that the Company's existing stockholders will not receive any compensation for the performance of due diligence. Further, we have included "reimbursement of expenses incurred in investigating target businesses" to the "Working capital" line item in the table on page 17.

Capitalization, page 20

21. Please revise your table to include the note payable to stockholder ($175,000).

      Response: We have modified the table to include the note payable to stockholder.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

22. We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting one or more operating businesses, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It maybe helpful to explain in greater detail the expected use of the proceeds held in trust.

      Response: In response to this comment, please note that the disclosure referred to in the comment already states that "[w]e will use substantially all of the net proceeds of this offering not in trust (emphasis added) to acquire a target business, including indentifying and evaluating prospective acquisition candidates..." We have added disclosure to explain these expenses in greater detail. We have also added disclosure describing the possible uses of the proceeds held in trust although it is difficult to determine what the specific operating expenses of a target business may entail.

Platinum Energy Resources, Inc.
Page 8 of 13

Proposed Business, page 22

Introduction - Oil and gas E&P Industry, page 22

23. Please explain the statement "[w]e believe that there is a significant gap in price between the value or reserves implied in E&P companies and the forward price of energy commodities in financial markets."

      Response: In response to this comment, we have revised and clarified the statement on page 23 of the Amendment as follows: "We believe that there is a gap in value between oil and gas reserves and the price of energy commodities."

Effecting a Business Combination, page 22

24. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search, Also, please revise to clarify if any unaffiliated parties providing proposals will receive a fee and how that fee would be determined.

      Response: In response to this comment, we have revised the disclosure on page 24 of the Amendment to discuss how the Company plans to solicit proposals and how unsolicited parties would become aware of the Company's search for a business combination partner. In addition, we have revised the disclosure to clarify that unaffiliated third parties may receive a fee for such services and the terms of any such arrangements will be negotiated with such parties on an arm's length basis and disclosed to our stockholders in the proxy materials we provide in connection with any proposed business combination.

25. Under the heading "Selection of target businesses and structuring of a business combination," please clarify if management will retain professionals to perform the services, such as due diligence.

      Response: In response to this comment, we have added disclosure on page 25 of the Amendment to state that the Company may engage independent third party consultants or experts to assist the Company in the due diligence process although the Company has not identified or engaged any such consultants or experts as of the date of the prospectus.

26. Please expand the disclosure to state that none of the existing directors, officers, or stockholders will receive payments out of the funds raised in this offering (or the funds held in trust) other than out-of-pocket expenses or performance for due diligence.

      Response: In response to this comment, we have added disclosure on page 25 of the Amendment that states that other than the $7,500 per month administrative fees and reimbursement for out-of-pocket expenses, no compensation or payments of any kind will be paid to any of the Company's existing stockholders, directors or officers out of the funds raised in this offering.

27. It maybe helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

      Response: In response to this comment, we have added a risk factor on page 10 of the Amendment with the heading "We will not generally be required to obtain a determination of the fair market value of a target business from an independent, unaffiliated third party."

Platinum Energy Resources, Inc.
Page 9 of 13

Comparison to offerings of blank check companies, page 27

28. If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

      Response: In response to this comment, we have added disclosure on page 2 of the Amendment that if Casimir does allow separate trading before the end of 90 days, the Company will issue a press release and file a Current Report on Form 8-K announcing when such separate trading will begin.

Management, page 29

29. Please describe the business experience of William Glass since December 2003. See Item 401(e) of Regulation S-K.

      Response: In response to this comment, we have added disclosure on page 31 of the Amendment that Mr. Glass has been an independent energy trader and consultant since December 2003.

Conflicts of interest, page 31

30. Please expand to disclose the benefits that will or may be received by related parties in connection with or following any combination.

      Response: In response to this comment, we have expanded the disclosure on page 34 of the Amendment to further describe benefits that may be received by our existing stockholders, including our directors, or any of their respective affiliates following a business combination.

Principal Stockholders, page 33

31. Please clarify if the purpose of the disclosed warrant purchases is to stabilize the price of the warrants.

      Response: The purpose of the disclosed purchases of the warrants by both management and Casimir is to show their respective beliefs that management will be successful in its efforts to locate and close on a suitable business combination as the warrants expire worthless if there is no such combination. The mandatory open market warrant purchases appear to be an accepted structural component of transactions such as this one previously approved by the Staff and the Company and Casimir wanted to make sure this offering was not at a competitive disadvantage to others that were similar. To address any concerns the Staff may have with respect to stabilization of the price of the warrants, we have added a risk factor on page 11 of the Amendment relating to possible stabilization of the trading price of the warrants.

32. Please file the agreement in which Casimir Capital has agreed to purchase 500,000 warrants in the public marketplace.

      Response: In response to this comment please be advised that we will file a copy of the agreement of the Representative to purchase 500,000 warrants in the public marketplace with our next amendment.

Platinum Energy Resources, Inc.
Page 10 of 13

Underwriting, page 41

33. Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division's Office of Chief Counsel.

      Response: Except for delivery of a preliminary prospectus to those individuals and entities that have requested a copy of a preliminary prospectus and consented to electronic delivery and/or reference to the SEC's Edgar database web site for access to the preliminary prospectus, neither the lead underwriter nor any members of the anticipated underwriting syndicate anticipate delivering a prospectus electronically or otherwise offering and/or selling securities electronically. Should we become aware that any members comprising the underwriting syndicate intends to make any such electronic offers, sales or distribution, we will supplement our response.

34. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

      Response: In response to this comment please be advised that the underwriter has no arrangements with a third party, nor are any planned, to host or provide access to the preliminary prospectus on the Internet.

35.   Please define "severa1ly, and not jointly."

      Response: In response to this comment we have revised the disclosure on page 42 of the Amendment to define such terms.

36. We note that the form of underwriting agreement remains to be filed by amendment to the registration statement. We may have comments upon review when it is filed.

      Response: The form of underwriting agreement has been filed as an exhibit to the Amendment.

37. We note the reference to "Initial offering price" on page 42. Please clarify the reason for this statement or delete the word "initial."

      Response: In response to this comment we have deleted the word "initial" on page 42.

Regulatory Restrictions on Purchase of Securities, page 43

38. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.

      Response: In response to this comment we have revised the disclosure on page 44 to, among other things, quantify the maximum price.

Platinum Energy Resources, Inc.
Page 11 of 13

39. We note your statement that the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. Supplementally, advise us how these transactions comply with Regulation M. We may have further comment.

      Response: In response to this comment, please be advised that we have revised the language for Stabilizing Transactions to provide the specific purpose for such transactions; i.e., to prevent or retard a decline in the market price of the units. This is expressly permissible as provided in subsection (b) of Rule 104 of Regulation M.

Financia1 Statements

Statement of Cash Flow, F-6

40. Please remove the impact of deferred offering cost from both operating arid financing activities as this transaction represents a non-cash activity.

      Response: We have removed deferred offering costs as a cashflow item, and reflect it as an item of Supplemental Disclosure of Cash Flow Information
      - as a non-cash investing and financing activity.

Note 3 - Proposed Offering, F-8

41. We note your disclosure regarding the underwriter purchase option (UPO). Please expand your disclosure to describe all of the material terms of the UPO, including the consideration to be paid by the underwriter, who has the rights to convert (i.e., the holder or the Company), and the exercise feature (i.e., physical, net cash, or net share settlement, etc.) contained in the UPO.

      Response: We have expanded our disclosure to describe material terms of the UPO, including the consideration to be paid and the cashless exercise provision.

42. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

      Response: We have updated financial statement Footnote 3 for the UPO accounting disclosure. In accordance with SAB 107 we believe that the valuation is obtained by using the volatility factors for a sample of eight comparable companies in the oil and gas E&P sector in which we intend to make an acquisition, calculated as of June 30, 2005. In addition, we have included a disclosure in the MD&A of the UPO of the cashless exercise provision included in the UPO.

Note 6 - Commitments, F-9

43. Please revise your disclosure to include a discussion of the following commitments disclosed in other areas of your registration statement:

Platinum Energy Resources, Inc.
Page 12 of 13

      o The commitment to pay fees of 6% of the gross offering proceeds and 1% of the gross offering proceeds without the over-al1otment option to Casimir Capital at the closing of the offering as disclosed on page 17.

      o The commitment by one of your initial stockholders and Casimir to purchase warrants (1,666,667 and 500,000 warrants, respectively) alter the offering is complete and within forty days, as disclosed on page 34.

      o The warrant solicitation fee that may become payable to Casimir Capital, as disclosed on pages 43.

      Response: We have added the foregoing items to Note 6-Commitments in the Company's financial statements.

44. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

      Response: We will comply with the Staff's request.

Platinum Energy Resources, Inc.
Page 13 of 13


      Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

                              Kenneth R. Koch, Esq.
                            Jeffrey P. Schultz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                              Phone: (212) 935-3000
                               Fax: (212) 983-3115


                                Very truly yours,


                             /s/ Jeffrey P. Schultz


                               Jeffrey P. Schultz




cc:      Securities and Exchange Commission
         Thomas Kluck, Esq.

         Platinum Energy Resources, Inc.
         Barry Kostiner
         Mark Nordlicht

         Littman Krooks LLP
         Steven Uslaner, Esq.

         Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
         Kenneth R. Koch, Esq.